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SEC FILE NUMBER
001-13195

CUSIP NUMBER 456061100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
INDUSTRIAL DISTRIBUTION GROUP, INC.

Full Name of Registrant
NOT APPLICABLE

Former Name if Applicable
950 EAST PACES FERRY ROAD
SUITE 1575

Address of Principal Executive Office (Street and Number)
ATLANTA, GEORGIA 30326

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Industrial Distribution Group, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (the "Form 10-Q") by May 12, 2008 without unreasonable effort and expense because of the exceptional demand on its management and financial staff resulting from the processes that led to the Company's execution of a new merger agreement on April 25, 2008 and filing of a new proxy statement with respect to it. These circumstances prevented the Company from completing all of its normal procedures required for filing the Form 10-Q by the prescribed date. The Company expects to file the Form 10-Q on or before the fifth calendar day following the prescribed filing due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jack P. Healey	(404)	949-2100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

However, the information incorporated by reference into the Company's Annual Report on Form 10-K filed on March 14, 2008 from the Company's annual meeting proxy statement - Items 10 through 14 relating to the Company's directors and officers, executive compensation, security ownership of certain beneficial owners and management, related transactions and principal accountant fees - may need to be filed by an amendment to that Form 10-K because the Company will not prepare an annual meeting proxy statement for 2008 if its stockholders vote, at the upcoming special meeting of stockholders, to approve the acquisition of the Company by a third party pursuant to the merger agreement referred to in Part III above. That merger agreement was filed by the Company on a Form 8-K filed on May 1, 2008, and a Schedule 14A containing a preliminary proxy statement with respect to the special meeting was filed on May 6, 2008.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not Applicable

(Title of Registrant)
INDUSTRIAL DISTRIBUTION GROUP, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2008	By	/s/ Jack P. Healey

Jack P. Healey
Executive Vice President and Chief Financial Officer (Principal Financial Officer)